Rec'd 12/3/07

AB 1/23

SECURIT  SSION

07009176

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Devon Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penta + Co, P.C.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED JAN 28 2008 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 03 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/25/08

DEVON SECURITIES, INC.
ROCHESTER, NEW YORK
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS' REPORTS
DECEMBER 31, 2006 AND 2005



CONTENTS

AUDITED FINANCIAL STATEMENTS	PAGE
Independent Auditors' Report	3
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Shareholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8
SUPPLEMENTARY INFORMATION	
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Computation of Net Capital Pursuant to Rule 15c3-1	11
Computation of Basic Net Capital Requirement	11
Computation of Aggregate Indebtedness	11
Reconciliation Pursuant to Rule 17a-5(d)(4)	12
Exemption from Rule 15c3-3	12
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	13





Penta & Co., P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Shareholder
Devon Securities, Inc.

We have audited the accompanying statement of financial condition of Devon Securities, Inc. (an S Corporation) as of December 31, 2006 and 2005 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devon Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Penta & Co., P.C.

Rochester, New York
February 21, 2007

350 Calkins Road Rochester, NY 14623 585.334.0420 585.334.1299 Fax www.rpentacpa.com

Members of the AICPA and the NYSSCPA

DEVON SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006		December 31, 2005	
ASSETS				
CURRENT ASSETS				
Cash, including interest-bearing account	$	4,379	$	6,418
Commissions receivable		7,481		3,248
Prepaid expenses		370		647
TOTAL CURRENT ASSETS		12,230		10,313
OTHER ASSET				
Non-marketable securities		---		825
	$	12,230	$	11,138

LIABILITY AND SHAREHOLDER'S EQUITY

	2006		2005	
CURRENT LIABILITY - Accrued expenses	$	2,835	$	860
SHAREHOLDER'S EQUITY				
Common stock, $750 stated value:				
Authorized, 200 shares				
Issued and outstanding, 10 shares		7,500		7,500
Additional paid – in capital		19,945		17,761
Accumulated deficit		(18,050)		(14,983)
		9,395		10,278
	$	12,230	$	11,138

The accompanying notes are an integral part of the financial statements.



DEVON SECURITIES, INC.

STATEMENTS OF INCOME

	Year ended December 31,	
	2006	2005
Commission income:		
Mutual funds	$ 5,611	$ 14,798
Other securities	29,110	48,238
	34,721	63,036
Operating expenses:		
Dues, licenses and fees	1,171	1,567
Office	300	560
Legal and professional	3,075	6,881
Franchise tax	100	100
Rent	787	1,156
Telephone	537	654
Penalties and fines	100	122
	6,070	11,040
INCOME FROM OPERATIONS	28,651	51,996
Other income (expense):		
Interest income	137	61
Write-down of non-marketable securities	(825)	(825)
	(688)	(764)
NET INCOME	$ 27,963	$ 51,232
Net income per share of common stock, based upon common shares outstanding	$ 2,796.30	$ 5,123.20

The accompanying notes are an integral part of the financial statements.

DEVON SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2006 AND 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	(ACCUMULATED DEFICIT) RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2005	$ 7,500	$ 4,751	$ 2,230	$ 14,481
Net income	---	---	51,232	51,232
Shareholder's contributions	---	13,010	---	13,010
Shareholder's distributions	---	---	(68,445)	(68,445)
BALANCE AT DECEMBER 31, 2005	**7,500**	**17,761**	**(14,983)**	**10,278**
Net income	---	---	27,963	27,963
Shareholder's contributions	---	2,184	---	2,184
Shareholder's distributions	---	---	(31,030)	(31,030)
BALANCE AT DECEMBER 31, 2006	**$ 7,500**	**$ 19,945**	**$ (18,050)**	**$ 9,395**

( ) Deductions.

The accompanying notes are an integral part of the financial statements.



DEVON SECURITIES, INC

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2006	2005
CASH FLOWS - OPERATING ACTIVITIES		
Net income for the year	$ 27,963	$ 51,232
Adjustment to reconcile net income to net cash provided from operating activities:		
Write-down of non-marketable securities	825	825
Rent	787	1,156
Telephone	537	654
Legal and professional	860	---
Change in certain assets and liability affecting operations:		
Commissions receivable	(4,233)	990
Prepaid expenses	277	---
Accrued expenses	1,975	(1,540)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	28,991	53,317
CASH FLOWS - FINANCING ACTIVITIES		
Shareholder's contribution to additional paid-in capital	---	11,200
Shareholder's distributions	(31,030)	(68,445)
NET CASH USED FOR FINANCING ACTIVITIES	(31,030)	(57,245)
NET DECREASE IN CASH	(2,039)	(3,928)
Cash at beginning of year	6,418	10,346
CASH AT END OF YEAR	$ 4,379	$ 6,418

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Non-cash operating and financing activity - Rent, telephone and legal and professional service contributed to the company	$ 2,184	$ 1,810

The accompanying notes are an integral part of the financial statements.



DEVON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
The Company was incorporated on July 8, 1987, in the state of New York and is a broker-dealer in securities. The Company does not hold securities on behalf of its customers, and functions only as a commission broker.

Estimates
Although the preparation of financial statements often requires estimating some information, estimates were not necessary to prepare the accompanying financial statements.

Revenue recognition
Commission revenue is recorded on a trade date basis.

Income taxes
The Company is an S corporation under the provisions of the Internal Revenue Code and New York State Tax Code. Under these provisions, the Company will not pay federal and New York State income taxes on its income. Instead, the shareholder is liable for individual federal and New York State income taxes based on the Company's taxable income.

However, New York State imposes a minimum franchise tax, as reflected in the accompanying statements of income.

NOTE B: RELATED PARTY

Devon Securities, Inc. (Devon) operates from the offices of another company related through common ownership. Commencing in January 2004, by agreement with the related company, Devon is required to pay for one-third of the rent and telephone expense relating to the shared facilities. Prior to January 2004, Devon was not required to pay any such expenses.

NOTE C: NON-MARKETABLE SECURITIES

The Company purchased warrants in THE NASDAQ STOCK MARKET, INC. These securities were not publicly traded. The Company purchased 300 warrants in 2002 at a price of $11 per warrant. Warrants to purchase 300 shares expired in June of 2006, 2005, 2004 and 2003. Accordingly, the Company wrote-down its original investment of $3,300 by $825 for each of the years ended December 31, 2006, 2005, 2004 and 2003.

NOTE D: NET CAPITAL REQUIREMENTS

As required by Securities Regulations, the Company has calculated its Net Capital, as defined by Rule 15c3-1, and its Required Net Capital as of December 31, 2006 and 2005. The Net Capital as of December 31, 2006 and 2005, was $8,568 and $8,114, respectively. The required net capital was $5,000 at both December 31, 2006 and 2005.



DEVON SECURITIES, INC.

SUPPLEMENTARY INFORMATION



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Shareholder
Devon Securities, Inc.

We have audited the accompanying financial statements of Devon Securities, Inc. as of and for the year ended December 31, 2006 and 2005, and have issued our report thereon dated February 21, 2007, as presented on page 3 hereof. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 11 and 12 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ponta & Co., P.C.

Rochester, New York
February 21, 2007



DEVON SECURITIES, INC.

SUPPLEMENTARY INFORMATION

	December 31,	
	2006	2005
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1		
Total shareholder's equity per accompanying statements of financial condition	$ 9,395	$ 10,278
Deduct assets excluded from computation of net capital under Rule 15c3-1(c)(2)(iv)(A) and Rule 15c3-1(f):		
Prepaid expenses	370	647
Non-marketable securities	---	825
Over 30 Day receivables	457	692
	827	2,164
NET CAPITAL	$ 8,568	$ 8,114
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(1) Minimum net capital at 6 2/3% of aggregate indebtedness	$ 189	$ 57
(2) Minimum dollar net capital requirement of broker under Rule 15c3-1(a)(2)	$ 5,000	$ 5,000
Net capital requirement (greater of (1) or (2) above)	$ 5,000	$ 5,000
Excess net capital (net capital less net capital requirement)	$ 3,568	$ 3,114
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 8,284	$ 8,028
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accrued expenses	$ 2,835	$ 860
TOTAL AGGREGATE INDEBTEDNESS	$ 2,835	$ 860
Percentage of aggregate indebtedness to net capital	33.1%	10.6%
Percentage of debt to debt - equity total (total aggregate indebtedness divided by total aggregate indebtedness plus total shareholder's equity per the accompanying statements of financial condition)	23.2%	7.7%



DEVON SECURITIES, INC.

SUPPLEMENTARY INFORMATION, CONT'D

YEAR ENDED DECEMBER 31, 2006

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

Net capital as reported by the Company on Form X-17A-5, Part IIA	$	10,137
Reconciling item:		
Less: Net effect of audit adjustments		(1,569)
Net capital as reported in supplementary schedule submitted with audited financial statements	$	8,568

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based upon rule Section (k)(2)(ii) – introducing broker.



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder
Devon Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Devon Securities, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, New York
February 21, 2007



END